Exhibit 99.1

AGROZ INC.

Agroz Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(Stated in Malaysian Ringgit)

	Note	As of December 31, 2024	As of June 30, 2025
		MYR	MYR	USD
Assets
Property, plant and equipment	5	225,316	243,294	57,575
Intangible assets	6	2,096,815	1,861,291	440,469
Deferred tax assets	16	30,023	–	–
Prepayment - to a related party	21	5,517,306	5,751,779	1,361,142
Prepayment and deposits – to third parties		1,684,351	1,788,127	423,156
Total prepayments and deposits	9	7,201,657	7,539,906	1,784,298
Right-of-use assets	7(a)	2,277,208	2,022,484	478,615
Deferred offering costs		1,738,900	1,703,414	403,108
Non-current assets		13,569,919	13,370,389	3,164,065

Trade receivables - from third parties		35,596,841	35,643,051	8,434,827
Trade receivables - from related parties	21	720,013	–	–
Total trade receivables	8	36,316,854	35,643,051	8,434,827
Prepayments and other receivables	9	30,915	49,064	11,612
Amounts due from a related party	21	751,695	1,071,069	253,465
Cash	10	390,500	3,625,690	858,009
Current assets		37,489,964	40,388,874	9,557,913
Total assets		51,059,883	53,759,263	12,721,978

Equity
Share capital	11(a)	8,540	8,540	2,021
Additional paid-in capital	11(a)	6,903,616	6,739,496	1,594,883
Other reserves	11(b)	633,029	1,129,771	267,357
Retained earnings		6,189,752	8,434,357	1,995,967
Total equity		13,734,937	16,312,164	3,860,228

Liabilities
Lease liabilities, non-current	7(b)	2,095,605	1,872,935	443,225
Bank borrowing, non-current	13	39,774	32,828	7,769
Deferred tax liabilities	16	–	96,130	22,749
Redeemable convertible preference shares, non-current	12	6,213,040	3,746,569	886,615
Non-current liabilities		8,348,419	5,748,462	1,360,358

Trade payables	15	14,089,238	9,730,696	2,302,741
Other payables, current	15	3,105,476	2,119,398	501,550
Tax payables	16	3,991,673	5,372,593	1,271,409
Bank borrowing, current	13	13,255	13,738	3,251
Lease liabilities, current	7(b)	397,705	426,472	100,923
Amounts due to related parties, current	21	4,001,850	8,734,750	2,067,054
Redeemable convertible preference shares, current	12	3,377,330	5,300,990	1,254,464
Current liabilities		28,976,527	31,698,637	7,501,392
Total liabilities		37,324,946	37,447,099	8,861,750
Total equity and liabilities		51,059,883	53,759,263	12,721,978

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Stated in Malaysian Ringgit)

		For the period ended June 30,
	Note	2024	2025
		MYR	MYR	USD
Revenue - third parties		5,730,636	28,632,549	6,538,007
Revenue - related parties	21	1,082,923	–	–
Total revenue	17	6,813,559	28,632,549	6,538,007
Cost of revenue	19	(5,398,795)	(21,898,821)	(5,000,416)
Gross profit		1,414,764	6,733,728	1,537,591

Selling and promotion expenses	19	(95,265)	(20,271)	(4,629)
General and administrative expenses	19	(2,901,428)	(3,543,387)	(809,103)
Other income	18	1,093	1,102,754	251,805
(Provision)/reversal of credit loss on trade receivables	14(a)	(4,085)	342,284	78,158
Operating (loss)/profit		(1,584,921)	4,615,108	1,053,822
Finance costs	20	(764,254)	(792,213)	(180,895)
Profit before taxation		(2,349,175)	3,822,895	872,927
Income tax expenses	16	(225,946)	(1,578,290)	(360,390)
(Loss)/profit for the period		(2,575,121)	2,244,605	512,537
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		39,081	496,742	113,427
Other comprehensive income for the period		39,081	496,742	113,427
Total comprehensive (loss)/income for the period		(2,536,040)	2,741,347	625,964
Earnings per share
- Basic	22(a)	0.13	0.14	0.03
- Diluted	22(b)	0.13	0.14	0.03

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Stated in Malaysian Ringgit)

	Share capital				Other reserves
	Shares	Amount	Subscription receivable	Additional paid-in capital	Foreign currency translation reserve	Equity component of redeemable convertible preference shares	Retained earnings	Total shareholders’ equity

Balance as of January 1, 2024	20,000,000	8,351	–	2,171,649	49,030	459,417	2,677,584	5,366,031
Loss for the period	–	–	–	–	–	–	(2,575,121)	(2,575,121)
Other comprehensive income	–	–	–	–	39,081	–	–	39,081
Total comprehensive income/(loss) for the period	–	–	–	–	39,081	–	(2,575,121)	(2,536,040)
Issuance of new shares (note 11(a))	–	430	(430)	–	–	–	–	–
Issuance of redeemable convertible preference shares (note 12)	–	–	–	–	–	267,397	–	267,397
Balance as of June 30, 2024	20,000,000	8,781	(430)	2,171,649	88,111	726,814	102,463	3,097,388

Balance as of January 1, 2025	20,423,485	8,540	–	6,903,616	154,650	478,379	6,189,752	13,734,937
Profit for the period	–	–	–	–	–	–	2,244,605	2,244,605
Other comprehensive income	–	–	–	–	496,742	–	–	496,742
Total comprehensive income for the period	–	–	–	–	496,742	–	2,244,605	2,741,347
Foreign exchange loss	–	–	–	(164,120)	–	–	–	(164,120)
Balance as of June 30, 2025	20,423,485	8,540	–	6,739,496	651,392	478,379	8,434,357	16,312,164
Balance as of June 30, 2025 (USD)	20,423,485	2,021	–	1,594,883	154,150	113,207	1,995,967	3,860,228

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Stated in Malaysian Ringgit)

		For the period ended June 30,
	Note	2024	2025
		MYR	MYR	USD
Cash flows from operating activities
(Loss) profit before tax		(2,349,175)	3,822,895	872,927
Adjustments for:
Finance costs	20	762,047	788,202	179,980
Depreciation charge of property, plant and equipment	19(ii)	44,487	44,630	10,191
Depreciation of right-of-use assets	19(ii)	225,390	254,724	58,164
Amortization of intangible assets	19(ii)	7,659	235,524	53,780
Reversal of accruals	18	–	(870,739)	(198,826)
Provision/(reversal) of credit loss on trade receivables	14(a)	4,085	(342,284)	(78,158)

Changes in assets and liabilities
Decrease in trade receivables		2,450,218	1,016,087	232,015
Decrease/(increase) in prepayments, deposits and other receivables		236,108	(320,912)	(73,278)
Decrease/(increase) in amounts due from a related company		353,692	(319,374)	(72,926)
Increase/(decrease) in other payables		149,084	(768,934)	(175,580)
(Decrease)/ increase in amounts due to related companies		(562,536)	929,344	212,208
Increase/(decrease) in trade payables		2,513,215	(4,358,542)	(995,237)
Income tax paid		–	(71,217)	(16,262)
Net cash generated from operating activities		3,834,274	39,404	8,998

Cash flows from investing activities
Payments for purchases of property, plant and equipment		(97,550)	(62,608)	(14,296)
Payments for purchases of intangible assets-related parties		(5,311,711)	–	–
Payments for purchases of intangible assets-third parties		(169,600)	–	–
Net cash used in investing activities		(5,578,861)	(62,608)	(14,296)

Cash flows from financing activities
Payment of IPO related costs		(471,570)	–	–
(Repayment to)/advances received from a related party	10(a)	(4,123)	3,839,926	876,816
Repayment of shareholder’s loan	10(a)	(70,925)	(50,000)	(11,417)
Payment of principal element of bank borrowing	10(a)	(7,921)	(5,370)	(1,226)
Payment of interest element of bank borrowing	10(a)	(2,148)	(1,405)	(321)
Proceeds from the issue of redeemable convertible preference shares	10(a)	3,134,350	–	–
Payment of capital element of lease liabilities	10(a)	(155,262)	(193,903)	(44,276)
Payment of interest element of lease liabilities	10(a)	(123,305)	(120,665)	(27,553)
Net cash generated from financing activities		2,299,096	3,468,583	792,023

Effect of foreign currency exchange rate		–	(210,189)	(17,882)

Net increase in cash		554,509	3,235,190	768,842
Cash – beginning of the period		109,161	390,500	89,166
Cash – end of the period		663,670	3,625,690	858,009

The accompanying notes form an integral part of these consolidated financial statements.

Agroz Inc.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended June 30, 2024 and 2025

1. General information

Agroz Inc. (the “Company”) was incorporated in the Cayman Islands on August 8, 2023, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands.

The Company is an investment holding company and has not carried on any business since the date of its incorporation except for the group reorganization mentioned in note 2.1 below. The Company and its subsidiary (collectively, the “Group”) are principally engaged in offering farm solutions and selling fresh produce from the controlled environment agriculture vertical farms operated (the “CEA vertical farms”). The principal activities aforementioned are defined as the Relevant Business of the Group.

2. Reorganization, basis of presentation and going concern

2.1 Reorganization

Prior to the incorporation of the Company, the above mentioned Relevant Business was carried out through Agroz Group Sdn. Bhd. (“Agroz Group”), a company established in Malaysia on November 20, 2020. In anticipation of an initial public offering (“IPO”), the Company was incorporated on August 8, 2023; and acquired 100.0% of equity interests of Agroz Group and became the holding company of the Group on December 14, 2023 (the “Reorganization”). Immediately before and after the Reorganization, the Company and Agroz Group are with identical shareholdings structures, which were effectively under common control; therefore, the Reorganization was accounted for as a recapitalization of the operating entity. The consolidated financial statements have been prepared in a manner as if the Relevant Businesses had been always operated by the companies now comprising the Group and the Reorganization had been completed at the beginning of the reporting periods. The assets and liabilities included in the consolidated financial statements are recognized and measured at the historical costs prior to the Reorganization.

The consolidated statements of profit or loss and other comprehensive income, cash flows and changes in shareholders’ equity for the period ended June 30, 2024 and 2025, included the results and operations of the companies now comprising the Group. The consolidated statements of financial position as of December 31, 2024 and June 30, 2024 included the financial position of the companies now comprising the Group, except for their capital structure which is retrospectively adjusted to reflect the legal capital structure of the Company. The registered capital of the companies now comprising the Group were included in additional paid-in capital in the consolidated statements of financial position as of December 31, 2024 and June 30, 2025.

2.2 Subsidiary

Upon completion of the Reorganization and as of the date of issue of these consolidated financial statements, the Company only has one subsidiary as follow:

	Date and place of incorporation	Issued share	Principal	Percentage of shareholding %
Company	and operation	capital	activities	Direct	Indirect
Agroz Group Sdn. Bhd. (“Agroz Group”)	November 20, 2020 Malaysia	1,000	Offering farm solutions, and selling fresh produce from the CEA vertical farms	100%	–

2.3 Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs also comprise International Accounting Standards (“IAS”); and Interpretations.

These financial statements were authorized for issue by the Group’s board of directors on December 29, 2025.

The IASB has issued a number of new and revised IFRSs. For the purpose of preparing these financial statements, the Group has adopted all applicable new and revised IFRSs that are effective. The accounting policies set out below have been applied consistently to the reporting periods presented in these consolidated financial statements.

a.	New and revised IFRSs that are adopted and are effective for the annual accounting periods beginning on or after January 1, 2024

●	Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

●	Amendments to IAS 1 - Non-current Liabilities with Covenants

●	Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

●	Amendments to IAS 16 - Lease Liability in a Sale and Leaseback

b.	New and revised IFRSs that are not yet effective and have not been early adopted

Effective for accounting periods beginning on or after
Amendment to IAS 21 - Lack of Exchangeability	January 1, 2025
Amendments to IFRS 7 and IFRS 9 - Classification and Measurements of Financial Instruments	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 - Subsidiaries without Public Accountability Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture	will be determined at a future date

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a material impact on the consolidated financial statements.

3. Significant accounting policies

3.1 Basis of consolidation

The consolidated financial statements include the financial statements of the Group and its subsidiary on a consolidated basis. Subsidiary is an entity over which the Group has control. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group has power over an entity when the Group has existing rights that give it the current ability to direct the relevant activities, i.e. activities that significantly affect the entity’s returns.

When assessing control, the Group considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has control. A potential voting right is considered only if the holder has the practical ability to exercise that right.

A subsidiary is consolidated from the date on which control is transferred to the Group. It is deconsolidated from the date the control ceases.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by a subsidiary has been adjusted to conform with the Group’s accounting policies.

3.2 Translation of foreign currencies

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to the entity (the “functional currency”). The functional currency of the Company is United States dollars (“USD”). As major operations of the Group are within Malaysia, the Group presents its consolidated financial statements in Ringgit Malaysia (MYR ), unless otherwise stated.

(ii)	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income and consolidated statements of cash flows from MYR into USD as of and for the period ended June 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of USD 1= MYR 4.2257 on June 30, 2025 as published in H.10 statistical release of the United States Federal Reserve Board or an average rate of USD 1 = MYR 4.3794. No representation is made that the MYR amounts could have been, or could be, converted, realized or settled into USD at such rate or at any other rate.

(iii)	Transactions and balances

Foreign currency transactions during the period are translated into the respective functional currencies of group companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the end of each reporting period. Exchange gains and losses are recognized in profit or loss and presented within other income.

Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

(iv)	Foreign operations

The results of foreign operations are translated into MYR at the exchange rates approximating the exchange rates at the dates of the transactions. Statements of financial position items are translated into USD at the exchange rates at the end of each reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.

3.3 Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due.

The Group does not have any receivables that contain significant financing component at the end of each reporting period. Receivables are initially measured at their transaction price. All receivables are subsequently stated at amortized cost and including an allowance for credit losses (see note 3.5).

3.4 Trade and other payables

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

3.5 Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from a related party, bank deposits and bank balances).

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive). The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk. In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

●	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

●	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

●	failure to make payments of principal or interest on their contractually due dates;

●	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

●	an actual or expected significant deterioration in the operating results of the debtor; and

●	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3.6 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (see note 3.9). The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values if any, over their estimated useful lives and is generally recognized in profit or loss. The useful lives used for this purpose are as follows:

●	Computer and equipment	3 years

●	Furniture and fittings	3 years

●	Fire system	5 years

●	Motor vehicle	5 years

●	Renovation	shorter of expected lives of office renovation and lease terms

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

3.7 Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses (see note 3.9).

Intangible assets with finite lives are subsequently amortized on a straight-line basis over the useful life and is recognized in profit or loss. The useful life and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. The useful lives used for this purpose are as follows:

●	Website	3 years

●	Software	5 years

3.8 Lease

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

(i)	As a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see note 3.9). Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

(ii)	Sales and leaseback transactions

The Group applies IFRS 15 for determining if the transfer of an asset to the buyer (lessor) is to be accounted for as a sale of assets. After the sale of assets is concluded, the Group measures the right-of-use assets arising from the leaseback at the proportion of the previous carrying value of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer (lessor).

3.9 Impairment on property, plant and equipment, right-of-use assets and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment, right-of-use assets and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs of disposal and value in use. The fair value less cost to sell is the estimated amount obtainable from the sale of an asset in an arm’s length transaction less disposal costs, while value in use is the present value of estimated future cash flows from the continuing use of an asset and from its disposal at the end of its useful life.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods.

3.10 Cash

The Group maintains all of its bank accounts in Malaysia and no cash equivalents. Cash are assessed for ECL (see note 3.5).

3.11 Development costs

CEA vertical farms under development is stated at the lower of cost and net realizable value. Net realizable value takes into account the price ultimately expected to be realized, less applicable variable selling expenses and anticipated cost to completion. Development cost of CEA vertical farms comprises mainly construction cost and equipment installation work incurred during the development period. On completion, the CEA vertical farms are transferred to completed project held for sale.

CEA vertical farms under development is classified as a current asset unless it will not be realized in one normal operating cycle.

3.12 Redeemable convertible preference shares

Redeemable convertible preference shares (“RCPS”) are with a fixed dividend rate and redeemable at the request of the holders upon the occurrence of a certain redemption event or on the maturity date as agreed in the corresponding shareholders’ agreement. The conversion option embedded, if any, is with a conversion ratio of one RCPSs to one common share of the Company.

The Group reviews the term and conditions of the RCPS to conclude whether the RCPSs have the characteristics of:

-	A financial liability – when the financial instruments are with contractual obligation to deliver cash or other financial assets, including to pay a fixed rate or dividend and/or have a mandatory redemption feature at a future date;

-	An equity instrument – when the financial instruments do not have a fixed maturity and the issuer does not have a contractual obligation to make any payment, which represent a residual interest in the assets of an entity after deducting all of its liabilities.

RCPSs without conversion option have been classified as financial liabilities, which are measured initially at fair value and subsequently at amortized cost.

RCPSs with conversion option have been classified as a compound financial instrument, with liability and equity components. When the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

Any transaction costs are recognized as finance costs in the consolidated statements of profit or loss.

3.13 Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties.

The Group takes advantage of the practical expedient in paragraph 63 of IFRS 15 and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

Further details of the Group’s revenue and other income recognition policies are as follows:

(i)	Farm solutions

The Group offers a comprehensive set of farm solutions to the customers, which include to sell CEA vertical farm as an integrated project or to provide CEA vertical farms design and construction service separately according to the specific demands from the customers.

Designing service of CEA vertical farms

Revenue from farm design services, as a single promise, is recognized at a point in time when the relevant services are rendered, generally upon acceptance of the farm layout plan for the customer and the Group has a present right to receive payment. The contract payment is not subject to any variable consideration, refund, cancellation or termination provision.

CEA vertical farms related construction services

Revenue from farm related construction service is recognized over time as the customer simultaneously receives and consumes the benefits provided by the Group’s performance as it occurs, and the customer controls the related asset as it is created or enhanced.

Under the construction contract, the Group is responsible for providing the overall management of the construction project and identifies goods and services to be provided including procurement, construction, engineering and finishing. The Group identifies only one performance obligation in farm construction service as the goods and services to be provided under the contract are not separately identifiable within the context of the agreement to be distinct performance obligations.

The construction revenue is recognized according to the stage of completion of the works. The contract payment is not subject to any variable consideration, refund, cancellation or termination provision.

Farm sales

For CEA vertical farms sales contract for which the control of the farm is transferred at a point in time, revenue is recognized upon acceptance of the farm for the customer and the Group has a present right to receive payment. The contract payment is not subject to any variable consideration, refund or return provision.

(ii)	Management fees

The Group earns management fees by providing professional skills and knowledge to operate and manage CEA vertical farms. Management fee is recognized over the period in which the services are rendered.

(iii)	Sale of fresh produce

Revenue from sale of fresh produce is measured based on the consideration specified in a contract with customers from both retailers and distributors, regardless of the customer being a third party or a related party, in exchange for goods delivered. Agroz Group fulfills its sales obligation to its customers by purchasing fresh produce from the farms that it operates and manages, which are owned by related parties. For both sales to retailer and distributor customers, Agroz Group recognized revenue at a point in time when the control is transferred to the customer, generally on delivery of the vegetables. Agroz Group ensures the quality of its products to meet customers’ requirements and manages delivery of fresh produce to customers. Management determines the transaction price of fresh produce and is responsible for quality of products and customer returns to take the inventory risk. Hence, revenue recognized and billings to customers are at gross.

Revenue from the sale of fresh produce is recognized at a point in time when control of the produce is transferred to the customer, generally on delivery of the vegetables.

Management also collaborates with third parties who provide platforms for sale of fresh produce. Agroz Group will deliver vegetables to third parties and determine selling price of fresh produce. The Group holds inventory risk before the fresh produce sold to end customers. As Agroz Group acts as principal and determines transaction price of fresh produce, revenue generated from fresh produce is recognized at gross.

(iv)	Interest income

For financial assets measured at amortized cost, interest income is measured using the effective interest method and recognized in profit or loss.

(v)	Government grants

Government grants initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred.

3.14 Bank borrowing

Bank borrowing was initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost using the effective interest method.

Bank borrowing was classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

3.15 Finance costs

Finance costs are expensed in the period in which they are incurred, comprising fixed-rate dividend of mandatorily redeemable convertible preference shares, interest of lease liabilities, bank and related party borrowing.

3.16 Income tax

Income tax expense comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, deferred tax assets also arise from unused tax losses and unused tax credits.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

3.17 Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employee rendered the services. All short-term employee benefits are recognized as an expense unless IFRSs requires to permit the inclusion of the benefit in the cost of an asset. A liability is recognized for benefits accruing to employees (such as wages and salaries, annual leaves and sick leave) after deducting any amount already paid.

(ii)	Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

(iii)	Termination benefits

Termination benefits are recognized at the earlier of the dates when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs and involves the payment of termination benefits.

3.18 Related parties

A related party is a person or entity that is related to the Group.

(A)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(B)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group;

(vi)	The entity is controlled or jointly controlled by a person identified in (A);

(vii)	A person identified in (A)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to a parent of the Group.

(ix)	Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3.19 Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

The Group does not recognize contingent liabilities, but discloses their existence in the notes to the financial statements. A contingent liability is a possible obligation that arises from past events which existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation.

3.20 Share capital

(i)	Ordinary shares

Proceeds from ordinary shares issued are accounted for in equity. Cost directly attributable to the issuance of new equity shares are deducted from equity.

(ii)	Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

3.21 Classification of current and non-current items

An asset is classified as current when:

(a)	it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

(b)	it holds the asset primarily for the purpose of trading;

(c)	it expects to realize the asset within twelve months after the reporting period; or

(d)	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets as are classified as non-current.

A	liability is classified as current when:

(i)	it expects to settle the liability in its normal operating cycle;

(ii)	it holds the liability primarily for the purpose of trading;

(iii)	the liability is due to be settled within twelve months after the reporting period; or

(iv)	it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

3.22 Segment reporting

Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group is identified as the Group’s Chief Executive Officer. The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. As the Group’s operation and long-lived assets are substantially located in Malaysia, no geographical segments are presented.

4. Accounting judgments and estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(i)	Provision for expected credit losses on trade receivables

The Group estimates the loss allowances for trade receivables by assessing the ECLs. This requires the use of estimates and judgements. ECLs are based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, and an assessment of both the current and forecast general economic conditions at the end of the reporting period. Where the estimation is different from the original estimate, such difference will affect the carrying amounts of trade receivables and thus the impairment loss in the period in which such estimate is changed. The Group keeps assessing the expected credit loss of trade receivables during their expected lives.

(ii)	Interest rate used to determine the present value of lease liabilities

The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

(iii)	Determining the lease term of a lease

The lease liability is initially recognized at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognized in future years.

(iv)	Redeemable convertible preference shares (“RCPS”)

As disclosed in note 3.12, redeemable preference shares without conversion option and carried at a fixed dividend rate, are recognized as financial liabilities measured initially at fair value and subsequently at amortized cost. Also, redeemable convertible preference shares with a fixed-to-fixed conversion option and carried at a fixed dividend rate, are classified as compound financial instruments with a debt host and equity conversion option. The accounting treatment of RCPS involves significant judgement.

On the issuance dates of the RCPS, the Group determined the carrying amount of the financial liabilities by measuring the fair value of a similar liability that does not have an associated equity component using valuation technique. It involves a number of valuation assumptions relating to market risks and the Company’s specific risk premium. The valuation technique used to derive the liability component of the RCPS, as disclosed in note 13, involves significant estimates. Any change in such assumptions and judgement would affect the carrying amounts of the liability component to be recognized and hence the net profit in future years.

(v)	Revenue recognition for construction service in progress at period end

Revenue from farm related construction service is recognized over contract period by reference to construction progress, which is determined on the stage of completion method. The stage of completion of a construction contract is determined based on the proportion that the contract costs incurred for work performed to-date bear to the total costs for the contract by referring to construction budgets and sub-contractors’ quotations.

5. Property, plant and equipment

	Computer and equipment	Furniture and fittings	Fire system	Motor vehicle	Renovation	Total
	MYR	MYR	MYR	MYR	MYR	MYR
Cost
As of January 1, 2024	157,787	9,631	29,310	87,000	–	283,728
Additions	23,000	–	–	–	74,550	97,550
As of December 31, 2024 and January 1, 2025	180,787	9,631	29,310	87,000	74,550	381,278
Additions	62,608	–	–	–	–	62,608
As of June 30, 2025	243,395	9,631	29,310	87,000	74,550	443,886
As of June 30, 2025 (USD)	57,599	2,279	6,936	20,588	17,642	105,044

Accumulated depreciation
As of January 1, 2024	46,727	5,068	6,350	8,700	–	66,845
Charge for the year	51,518	1,912	5,862	17,400	12,425	89,117
As of December 31, 2024 and January 1, 2025	98,245	6,980	12,212	26,100	12,425	155,962
Charge for the period	24,776	768	2,931	8,700	7,455	44,630
As of June 30, 2025	123,021	7,748	15,143	34,800	19,880	200,592
As of June 30, 2025 (USD)	29,113	1,833	3,583	8,235	4,705	47,469

Carrying values
As of January 1, 2024	111,060	4,563	22,960	78,300	–	216,883
As of December 31, 2024 and January 1, 2025	82,542	2,651	17,098	60,900	62,125	225,316
As of June 30, 2025	120,374	1,883	14,167	52,200	54,670	243,294
As of June 30, 2025 (USD)	28,486	446	3,353	12,353	12,937	57,575

As of June 30, 2025, a motor vehicle with carrying amount of MYR 52,200 (USD 12,353) (December 31, 2024: MYR 60,900) was pledged to secure a bank borrowing of MYR 46,566 (USD 11,020) (December 31, 2024: MYR 53,029) (note 13).

6. Intangible assets

	Website	Software	Total
	MYR	MYR	MYR
Cost
As of January 1, 2024	10,954	60,000	70,954
Additions	–	2,293,650	2,293,650
As of December 31, 2024 and January 1, 2025	10,954	2,353,650	2,364,604
Additions	–	–	–
As of June 30, 2025	10,954	2,353,650	2,364,604
As of June 30, 2025 (USD)	2,592	556,985	559,577

Accumulated amortization
As of January 1, 2024	8,606	16,000	24,606
Charge for the period	1,818	241,365	243,183
As of December 31, 2024 and January 1, 2025	10,424	257,365	267,789
Charge for the period	159	235,365	235,524
As of June 30, 2025	10,583	492,730	503,313
As of June 30, 2025 (USD)	2,504	116,604	119,108

Carrying values
As of January 1, 2024	2,348	44,000	46,348
As of December 31, 2024 and January 1, 2025	530	2,096,285	2,096,815
As of June 30, 2025	371	1,860,920	1,861,291
As of June 30, 2025 (USD)	88	440,381	440,469

7. Leases

Amounts recognized in the consolidated statements of financial position:

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Right-of-use assets
- Non-current	2,277,208	2,022,484	478,615

Lease liabilities
- Non-current	2,095,605	1,872,935	443,225
- Current	397,705	426,472	100,923
	2,493,310	2,299,407	544,148

(a)	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying assets are as follows:

Property
MYR
(note (i))
Cost
As of January 1, 2024	2,352,677
Additions	616,029
As of December 31, 2024 and January 1, 2025	2,968,706
Additions	–
As of June 30, 2025	2,968,706
As of June 30, 2025 (USD)	702,535

Accumulated depreciation
As of January 1, 2024	211,384
Charge for the period	480,114
As of December 31, 2024 and January 1, 2025	691,498
Charge for the period	254,724
As of June 30, 2025	946,222
As of June 30, 2025 (USD)	223,920

Net book value
As of January 1, 2024	2,141,293
As of December 31, 2024 and January 1, 2025	2,277,208
As of June 30, 2025	2,022,484
As of June 30, 2025 (USD)	478,615

Notes:

(i)	Property - right-of-use assets

The Group leases three properties (December 31, 2024: three) to place CEA vertical farms and office with two of the leases with lease term of three years and a lease with a lease term of two years (December 31, 2024: two years). For all three leases, the Company has the option to renew the lease for another three years.

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the period ended June 30,
	2024	2025
	MYR	MYR	USD
Depreciation charge on property right-of-use assets	225,390	254,724	58,164
Interest on lease liabilities (note 20)	123,305	120,665	27,553

(b)	Lease liabilities

The following tables show the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As of December 31, 2024
	Present value of the minimum lease payment	Total minimum lease payments
	MYR	MYR
Within 1 year	397,705	629,136
More than 1 year but within 2 years	501,018	689,248
More than 2 years but within 5 years	1,594,587	1,805,975
	2,493,310	3,124,359
Less: total future interest expenses		(631,049)
Present value of lease liabilities		2,493,310

	As of June 30, 2025
	Present value of the minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments	Total minimum lease payments
	MYR	USD	MYR	USD
Within 1 year	426,473	100,924	637,564	150,878
More than 1 year but within 2 years	570,907	135,103	732,504	173,345
More than 2 years but within 5 years	1,302,027	308,121	1,439,724	340,706
	2,299,407	544,148	2,809,792	664,929
Less: total future interest expenses			(510,385)	(120,781)
Present value of lease liabilities			2,299,407	544,148

Details of total cash outflow for leases and the future cash outflows arising from leases are set out in note 10(b) and note 14(c) respectively.

8. Trade receivables

	As of	As of
	December 31,	June 30,
	2024	2025
	MYR	MYR	USD
Receivables from farm solutions sales
- from third parties	19,234,500	5,239,775	1,239,978
- from related parties	1,100,000	50,000	11,832
Receivables from vegetable sales
- from third parties	16,693,373	30,722,011	7,270,277
- from related parties	32,841	32,841	7,772
Total trade receivables, gross	37,060,714	36,044,627	8,529,859
Less: loss allowances for expected credit loss	(743,860)	(401,576)	(95,032)
Total trade receivables, net	36,316,854	35,643,051	8,434,827

Aging analysis of gross trade receivables, based on the date of revenue recognition, as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Within 3 months	30,278,889	16,275,319	3,851,508
More than 3 months but within 6 months	3,010,069	10,407,107	2,462,813
More than 6 months but within 1 year	2,470,419	9,277,008	2,195,377
More than 1 year	1,301,337	85,193	20,161
Total trade receivables, gross	37,060,714	36,044,627	8,529,859

All trade receivables classified as current are expected to be recovered within one year based on historical collection and experience. Generally, as of June 30, 2025, credit terms for retail outlet customers are due within 30 to 60 days (December 31, 2024: 30 to 60 days), while credit terms for industrial business customers are due within 30 to 104 days (December 31, 2024: 30 days to 104 days), from the date of revenue recognition. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in note 15(a)(i).

9. Prepayments, deposits and other receivables

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Non–current:
Prepayments for intangible assets
– to a related party (note (a))	5,517,306	5,751,779	1,361,142
– to a third party (note (b))	1,406,508	1,510,284	357,405
	6,923,814	7,262,063	1,718,547
Deposits	277,843	277,843	65,751
Subtotal	7,201,657	7,539,906	1,784,298

Current:
Other receivables	30,915	49,064	11,612
Subtotal	30,915	49,064	11,612

Total prepayments, deposits and other receivables (note (c))	7,232,572	7,588,970	1,795,910

Notes:

(a)	As of June 30, 2025, the Group has prepaid MYR 5,751,779 (USD 1,361,142) (December 31, 2024: MYR 5,517,306) for the development of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems to Braiven Co., Ltd., who is a related party (note 21).

(b)	As of June 30, 2025, the Group has prepaid MYR 1,510,284 (USD 357,405) (December 31, 2024: MYR 1,406,508) for certain purchase contracts of IT software such as E-commerce website design, system integration platform and Enterprise Resource Planning (ERP) system to a third party.

(c)	Save as prepayments for intangible assets and deposits for property leases and office equipment, all prepayments and other receivables are expected to be recovered/consumed within one year.

10. Cash

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Cash at bank	390,500	3,625,690	858,009

(a)	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flow as cash flows from financing activities.

	Bank borrowing	Lease liabilities	Redeemable convertible preference shares	Amounts due to related parties	Total
	MYR	MYR	MYR	MYR	MYR
As of January 1, 2024	67,086	2,217,028	6,483,536	3,404,046	12,171,696

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(155,262)	–	–	(155,262)
Payment of interest element of lease liabilities	–	(123,305)	–	–	(123,305)
Repayment to related parties	–	–	–	(4,123)	(4,123)
Payment of principal element of bank borrowing	(7,921)	–	–	–	(7,921)
Payment of interest element of bank borrowing	(2,148)	–	–	–	(2,148)
Repayment of shareholder’s loan	–	–	–	(70,925)	(70,925)
Proceeds from the issue of redeemable convertible preference shares	–	–	3,134,350	–	3,134,350
Total changes from financing cash flows	(10,069)	(278,567)	3,134,350	(75,048)	2,770,666

Other changes:
Increase in lease liabilities from entering into new leases during the period	–	616,029	–	–	616,029
Finance costs (note 21)	2,148	123,305	–	13,630	139,083
Conversion of redeemable convertible preference shares	–	–	918,274	–	918,274
Equity component of redeemable convertible preference shares	–	–	(267,397)	–	(267,397)
Change arising from operating activities	–	–	–	(562,536)	(562,536)
Total other changes	2,148	739,334	650,877)	(548,906)	843,453

As of June 30, 2024	59,165	2,677,795	10,268,763	2,780,092	15,785,815

	Bank borrowing	Lease liabilities	Redeemable convertible preference shares	Amounts due to related parties	Total
	MYR	MYR	MYR5	MYR	MYR
As of January 1, 2025	53,029	2,493,310	9,590,370	4,001,850	16,138,559

Changes from financing cash flows:
Payment of capital element of lease liabilities	–	(193,903)	–	–	(193,903)
Payment of interest element of lease liabilities	–	(120,665)	–	–	(120,665)
Advance received from a related party	–	–	–	3,839,926	3,839,926
Payment of principal element of bank borrowing	(5,370)	–	–	–	(5,370)
Payment of interest element of bank borrowing	(1,405)	–	–	–	(1,405)
Repayment of shareholder’s loan	–	–	–	(50,000)	(50,000)
Total changes from financing cash flows	(6,775)	(314,568)	–	3,789,926	3,468,583

Other changes:
Finance costs (note 21)	1,667	120,665	–	13,630	135,962
Reclass to other payables	(1,355)			–	(1,355)
Effect of foreign exchange rate	–	–	(542,811)	–	(542,811)
Change arising from operating activities	–	–	–	1,029,344	1,029,344
Total other changes	312	120,665	(542,811)	1,042,974	621,140

As of June 30, 2025	45,566	2,299,407	9,047,559	8,834,750	22,863,896
As of June 30, 2025 (USD)	11,020	544,148	2,141,079	2,090,720	5,410,678

(b) Total cash outflow for lease

	As of June 30, 2024	As of June 30, 2025
	MYR	MYR	USD
Within financing cash flows	(278,567)	(314,568)	(71,829)

11. Capital and reserves

(a)	Share capital and additional paid-in capital

The Company was incorporated under the laws of Cayman Islands on August 8, 2023. The authorized share capital is USD 10,000, divided into 100,000,000 ordinary shares with a par value of USD 0.0001. As of December 31, 2023, 20,000,000 ordinary shares were issued with an aggregated par value of USD 2,000 (equivalent to MYR 8,351) and was recognized as share capital of the Company. The excess of capital injections made by the equity shareholders over the par value was credited to the additional paid-in capital.

During the year ended December 31, 2023, Agroz Group further issued 820,000 ordinary shares, amounted to MYR 820,000. As discussed in note 2.1, since the Company did not exist prior to August 8, 2023, the registered capital of the companies now comprising the Group are included in additional paid-in capital in the consolidated statements of financial position as of December 31, 2023 and 2024.

On March 15, 2024, the Company issued 1,030,494 ordinary shares amounted to USD 103 (equivalent to MYR 461) to a Director of the Company and such shares have been further cancelled on November 18, 2024. On December 5, 2024, 419,929 units of redeemable convertible preference shareholders have opted to convert into ordinary shares. The Company further issued 3,556 ordinary shares amounted to USD 8,827 (MYR 39,450) on December 23, 2024 to an existing shareholder.

(b)	Other reserves

(i)	Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 3.2 to the consolidated financial statements.

(ii)	Equity component of redeemable convertible preference shares

The equity component of redeemable convertible preference shares represents the value of the option related to the redeemable convertible preference shares issued by the Company, which is with a conversion ratio of one RCPSs to one common share of the Company (note 12).

12. Redeemable convertible preference shares

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
- Non-current	6,213,040	3,746,569	886,615
- Current	3,377,330	5,300,990	1,254,464
	9,590,370	9,047,559	2,141,079

The Group’s preference shares activities for the period ended December 31, 2024 and June 30, 2025 are summarized below:

	Agroz Inc. RCPS
	(note (a))
	No. of shares	Amount
As of January 1, 2024	604,870	6,483,536
Issuance	714,979	7,989,890
Conversion	(419,929)	(4,389,989)
Equity component	–	(321,679)
Foreign exchange loss	–	(171,388)
As of December 31, 2024 and January 1, 2025	899,920	9,590,370
Issuance	–	–
Conversion	–	–
Equity component	–	–
Foreign exchange loss	–	(542,811)
As of December 31, 2025	899,920	9,047,559
As of December 31, 2025 (USD )	899,920	2,141,079

(a) Agroz Inc. RCPS (“AI RCPS”)

Between August 12, 2023 and December 31, 2023, the Company sold 268,504 shares AI RCPS at USD 2.50 a share for USD 671,260 or MYR 3,109,483.

Taking into consideration the conversion described above, as of December 31, 2023, the Company had issued a total of 604,870 AI RCPS with a fair value of MYR 6,942,953.

To expand the capital structure of Agroz Inc., the management had successfully issued 714,979 units of AI RCPS at USD 2.50 per share for MYR 7,989,890 (USD 1,787,647) during the year ended December 31, 2024. Certain shareholders have opted to convert 419,929 units of AI RCPS to 419,929 units of ordinary shares which amounted to MYR 4,389,989 (USD 982,210).

On the issuance dates, the Group first determined the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole.

The key valuation assumptions used to determine the fair value of a similar liability on initial recognition are as follows:

	December 22, 2023	January 10, 2024	March 20, 2024	June 6, 2024	September 18, 2024	October 23, 2024
	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)	(date of issuance)
Credit spread	7.60%	7.84%	7.86%	7.22%	6.58%	5.63%
Risk free rate	4.32%	4.38%	4.64%	4.74%	3.62%	4.07%
Country risk premium	1.31%	1.31%	1.31%	1.31%	1.19%	1.19%
Liquidity premium	0.68%	0.68%	0.68%	0.68%	0.68%	0.68%
Credit rating	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC	B to below CCC

As of June 30, 2025, the net book value of the liability and equity components of AI RCPS amounted to MYR 9,047,559 (USD 2,141,079) (December 31, 2024: MYR 9,590,370) and MYR 478,379 (USD 113,207) (December 31, 2024: MYR 478,379), respectively.

All transactions involving the issuance of AI RCPS were with identical agreement terms, as presented below:

Subscription Price

Each AI RCPS value is USD 2.50.

Tenure and Maturity Date

The tenure is 2 years from the subscription date. The maturity date shall fall on the second anniversary of the subscription date.

Dividend

The AI RCPS shall carry preferential cumulative dividend of 10.0% per annum on the period during which the AI RCPS is outstanding by the subscriber.

Redemption

All AI RCPS outstanding on the maturity date or did not convert to common share shall be fully redeemed at the subscription price.

Conversion Option

At the option and right of the subscriber, the subscriber may elect to convert the AI RCPS to the common share of the Company on or before the maturity date of the AI RCPS. The conversion ratio shall be one AI RCPS to convert one common share of the Company.

13. Bank borrowing

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
- Non-current	39,774	32,828	7,769
- Current	13,255	13,738	3,251
	53,029	46,566	11,020

On August 29, 2023, the Group entered into a borrowing agreement with a financial institution in Malaysia to borrow MYR 69,000 (USD 15,032), which bears a fixed rate of 3.55% per annum and with maturity date on August 29, 2028. As of June 30, 2025, the secured bank borrowing amounted to MYR 46,566 (USD 11,020) (December 31, 2024: MYR 53,029) was secured by charge over a motor vehicle of the Group (note 5).

For the period ended June 30, 2025, interest related to the bank borrowing amounted to MYR 1,667 (USD 381) (December 31, 2024: MYR 4,056).

14. Financial risk management and fair values of financial instruments

Exposure to credit, liquidity, currency and interest rate risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables, prepayments, other receivables and amounts due from a related party. The Group’s exposure to credit risk arising from cash is limited due to cash deposit with financial institutions in Malaysia is subject to certain protection under the requirement of the deposit insurance system. These financial institutions are banks with high-credit-quality, for which the Group considers to have low credit risk.

(i) Trade receivables

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 180 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group’s trade receivables mainly derive from farm solution sales and fresh vegetable sales. When assessing credit risk exposure, the Group classifies its customers into three categories upon their credit characteristics, including whether they are related parties, and, for third party customers, whether they are retail outlet customers or industrial business customers.

The following table provides a breakdown of trade receivables before ECL by customer groups:

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Third-party retail outlet customers	32,716	64,121	15,174
Third-party industrial business customers	35,895,157	35,897,665	8,495,081
Related party customers	1,132,841	82,841	19,604
Total trade receivables, gross	37,060,714	36,044,627	8,529,859

(1) Third-party retail outlet customers

For trade receivables related to third-party retail outlet customers, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a provision matrix. Expected loss rates are based on actual loss experience over the past 2 years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for June 30, 2025 within one year from third-party retail outlet customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables related to third-party retail outlet customers as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
0 - 90 days	28,372	(2,433)	8.6%	25,939
91 – 180 days	747	(453)	60.6%	294
181 - 270 days	1,114	(918)	82.4%	196
271 - 365 days	1,146	(1,146)	100.0%	–
Over 1 year	1,337	(1,337)	100.0%	–
	32,716	(6,287)		26,429

	As of June 30, 2025
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
0 - 90 days	55,858	(2,987)	5.3%	52,871	12,512
91 – 180 days	2,630	(2,198)	83.6%	432	102
181 - 270 days	1,289	(1,077)	83.6%	212	50
271 - 365 days	747	(747)	100.0%	–	–
Over 1 year	3,597	(3,597)	100.0%	–	–
	64,121	(10,606)		53,515	12,664

(2) Third-party industrial business customers

For trade receivables related to third-party industrial business customers, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system taking into consideration current and historical credit worthiness, aging analysis, operating history in the relevant industry, reputation in the market and paid-in capital scale. Customers with positive behavior in all scoring areas, would be assigned a low-risk grading. Customers with positive behavior in most of the scoring areas, would be assigned a fair-risk grading. Customers with lesser positive behavior in scoring areas, would be assigned a substantial grading. Management conducts the review periodically or updates assessments promptly upon significant changes in customers’ credit risk. Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for June 30, 2025 within one year from third party industrial business customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables related to third-party industrial business customers as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
Grade - low risk	11,732,969	(58,485)	0.5%	11,674,484
Grade - fair risk	24,162,188	(266,260)	1.1%	23,895,928
	35,895,157	(324,745)		35,570,412

	As of June 30, 2025
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
Grade - low risk	18,530,074	(92,326)	0.5%	18,437,748	4,363,241
Grade - fair risk	17,367,591	(215,803)	1.2%	17,151,788	4,058,922
	35,897,665	(308,129)		35,589,536	8,422,163

(3) Related party customers

For trade receivables from related parties, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system similar to the one applied to third-party industrial business customers.

Based on the historical collection and experience, the Group is able to collect all its outstanding receivables for June 30, 2025 within one year from related party customers.

The following tables provide information about the Group’s exposure to credit risk and ECL for trade receivables from related parties as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR
Grade - low risk	100,000	(500)	0.5%	99,500
Grade - fair risk	32,841	(328)	1.0%	32,513
Grade - substantial	1,000,000	(412,000)	41.2%	588,000
	1,132,841	(412,828)		720,013

	As of June 30, 2025
	Gross carrying amount	Loss allowance	Expected loss rate	Net balance
	MYR	MYR		MYR	USD
Grade - low risk	32,841	(32,841)	100.0%	–	–
Grade - fair risk	50,000	(50,000)	100.0%	–	–
	82,841	(82,841)		–	–

(4) Movement of ECL

MYR
As of January 1, 2024	82,597
Provision for expected credit loss on trade receivables	4,085
As of June 30, 2024	86,682
Provision for expected credit loss on trade receivables	657,178
As of December 31, 2024 and January 1, 2025	743,860
Reversal of expected credit loss on trade receivables	(342,284)
As of June 30, 2025	401,576
As of June 30, 2025 (USD)	95,032

In addition, the Group’s exposure to credit risk is also influenced by the individual characteristics of each customer and therefore significant concentrations of credit risk arise when the Group has significant exposure to individual customers. At June 30, 2025, 96.20% (December 31, 2024: 95.92%) of the total trade receivables were due from the Group’s five largest debtors, respectively.

(ii) Prepayments, deposits and other receivables and amounts due from a related party

Prepayments, deposits and other receivables and amounts due from a related party are reviewed regularly, for which the Group considers to have low credit risk.

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not account for any fixed-rate financial instruments at fair value through profit or loss at the end of each reporting periods. Therefore, interest-bearing financial instruments at fixed rates do not expose the Group to fair value interest rate risk. The Group’s interest rate risk arises primarily from cash at bank at variable rates. If interest rates on cash at bank had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would increase/decrease by approximately MYR 18,128 (USD 4,290) (December 31, 2024: MYR 1,953).

The Group’s risk management objective for interest rate risk is to reduce the exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Groups lease contracts and bank borrowing are fixed and thus not sensitive to fluctuation in market interest rates.

(c) Liquidity risk

The Group manages its risk to a shortage of funds by monitoring the projected cash flows from operations. Risk management includes maintaining sufficient cash balances. The Group generates cash flow through offering farm solutions and selling fresh produce from the CEA vertical farms. Changes in market acceptance of CEA vertical farms could have a material adverse impact on the Group’s liquidity position. Due to the dynamic of the underlying business, the cash required to maintain the daily operation of the Group mainly via funding from shareholders.

The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contracted rates) and the earliest date the Group can be required to pay.

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount as of December 31, 2024
	MYR	MYR	MYR	MYR	MYR	MYR
Trade payables	14,089,238	–	–	–	14,089,238	14,089,238
Other payables	3,105,476	–	–	–	3,105,476	3,105,476
Amounts due to related parties	4,010,937	–	–	–	4,010,937	4,001,850
Bank borrowing	16,347	16,260	27,048	–	59,655	53,029
Redeemable convertible preference shares	4,622,304	7,083,959	–	–	11,706,263	9,912,049
Lease liabilities	629,136	689,248	1,805,975	–	3,124,359	2,493,310
	26,473,438	7,789,467	1,833,023	–	36,095,928	33,654,952

	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years	Total	Carrying amount as of June 30, 2025
	MYR	MYR	MYR	MYR	MYR	MYR	USD
Trade payables	9,730,696	–	–	–	9,730,696	9,730,696	2,302,741
Other payables	2,119,398	–	–	–	2,119,398	2,119,398	501,550
Amounts due to related parties	8,762,010	–	–	–	8,762,010	8,734,750	2,067,054
Bank borrowing	16,347	16,260	18,918	–	51,525	46,566	11,020
Redeemable convertible preference shares	4,360,684	6,683,010	–	–	11,043,694	9,047,559	2,141,079
Lease liabilities	637,564	732,504	1,439,724	–	2,809,792	2,299,407	544,148
	25,626,699	7,431,774	1,458,642	–	35,517,115	31,978,376	7,567,592

(d) Currency Risk

The principal activities of the Group were carried out by Agroz Group with most of the transactions originally denominated and settled in Malaysian Ringgit. AG RCPS issued by Agroz Group were denominated in Malaysian Ringgit, and AI RCPS issued by the Company were denominated in United States dollars. Given financial instruments of the Group were all denominated in functional currency, the Group’s currency risk exposure was insignificant.

(e) Fair value measurement

The fair value of the Group’s financial instruments was measured at the end of the reporting period on a recurring basis. IFRS 13 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 valuations: Fair value measured using observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 valuations: Fair value measured using inputs that are directly or indirectly observable in the marketplace.

●	Level 3 valuations: Fair value measured using significant unobservable inputs.

Financial assets and liabilities of the Group primarily consisted of cash, trade receivables, prepayments and other receivables, amounts due from a related party, trade payables, other payables, bank borrowings, amounts due to related parties and redeemable convertible preference shares. As of December 31, 2024 and June 30, 2025, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates or approximants.

15. Trade and other payables

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Trade payables (note (a))	14,089,238	9,730,696	2,302,741
Other payable and accruals	1,832,975	805,327	190,578
Wages payable	200,235	322,740	76,376
Interest payable of RCPS (note (b))	1,072,266	991,331	234,596
Total trade and other payables (note (c))	17,194,714	11,850,094	2,804,291

Notes:

(a) An aging analysis of the trade payables as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Within 3 months	13,892,154	3,488,221	825,477
More than 3 months but within 6 months	1,226	3,775,862	893,547
More than 6 months but within 1 year	139,580	2,390,336	565,666
More than 1 year	56,278	76,277	18,051
Total trade payables	14,089,238	9,730,696	2,302,741

(b)	The interest payable of RCPS is calculated based on the weighted average principal of RCPS and the related effective interest rate. AI RCPS bear an effective interest rate of 14.0% (note 12).

(c)	Except for advances received for redeemable convertible preference shares, all the trade and other payables classified as current are expected to be settled within one year or are repayable on demand.

16. Income taxes

(a) Income taxes recognized in consolidated statements of profit or loss:

	For the six months period ended June 30, 2024	For the six months period ended June 30, 2025
	MYR	MYR	USD
Current tax
Provision for the period	–	970,724	221,657
Under provision in prior years	225,946	481,413	109,927
Deferred tax	–	126,153	28,806
	225,946	1,578,290	360,390

Notes:

1)	Cayman Islands

Under the current tax laws of the Cayman Islands, the Group is not subject to any income tax in the Cayman Islands.

2)	Malaysia

Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

For the six months period ended June 30, 2025 and 2024, the tax rate is 24% for companies incorporated in Malaysia with paid-in capital of MYR 2.5 million or more.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rates:

	For the six months period ended June 30, 2024	For the six months period ended June 30, 2025
	MYR	MYR	USD
Profit before income taxes	(2,349,175)	3,822,895	872,927
Notional tax on profit before taxation, calculated at the rates applicable to the respective tax jurisdictions	(563,802)	917,495	209,502
Effect of tax rates in foreign jurisdictions	421,061	159,255	36,365
Non-deductible expenses	3,900	20,127	4,596
Tax effect on capital allowance	15,515	–	–
Unrecognized cost	126,326	–	–
Under provision of tax in prior years	225,946	481,413	109,927
Tax expenses for the period	225,946	1,578,290	360,390

(c) Deferred tax recognized in the consolidated statement of financial position

The significant components of deferred taxes recognized in the consolidated statement of financial position and the movements during the period presented are as follows:

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Deferred tax assets:
- Allowance for credit losses	178,526	96,378	22,808
- Lease liability	598,394	551,858	130,596
Total deferred tax assets	776,920	648,236	153,404
Net off against deferred tax liabilities	(746,897)	(648,236)	(153,404)
Net deferred tax assets	30,023	–	–
Deferred tax liabilities:
- Right-of-use asset	(546,530)	(485,396)	(114,868)
- Depreciation and amortization	(200,367)	(258,970)	(61,285)
Total deferred tax liabilities	(746,897)	(744,366)	(176,153)
Net off against deferred tax assets	746,897	648,236	153,404
Net deferred tax liabilities	–	(96,130)	(22,749)

(d) Uncertain tax position

The following table illustrates the movement of tax payable during the six months ended June 30, 2024.

As of
June 30, 2024
MYR
Tax payable as of December 31, 2023	1,448,723
Under provision of tax	225,946
- Penalties- Late payment	95,933
- Penalties- Underestimation	143,522
- Tax payable true up	(13,509)
Tax payable as of June 30, 2024	1,674,669

The Group evaluates whether it is probable that tax authority will accept the tax treatment for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of June 30, 2024, the Group faced total penalties amounting to MYR 239,455 due to discrepancies identified in the tax filings. This total includes a penalty of MYR 143,522 caused by the understatement of estimated tax payable and MYR 95,933 accordingly for late payments as the Group did not meet the required payment deadlines. The understatement of estimated tax payable penalty is calculated as 10% of the actual tax payable, of which was originally estimated at MYR 1,435,215. Consequently, the Company’s total tax payable has further increased to MYR 1,674,669 due to governmental assessments and the failure to settle the outstanding tax payable within the required timeframe.

According to the Income Tax Act (ITA) 1967, all income tax payments must be made by the specified due date to avoid penalties. If payments are not settled by this deadline, the Act stipulates that penalties will be imposed on any outstanding amounts. For the year ended December 31, 2023, the Group has not fulfilled its obligation to pay the income taxes for the Year of Assessment 2022 and 2023.

17. Revenue and segment information

Segment information

The Group’s primary business activities include offering farm solutions, as well as selling fresh produce cultivated from the CEA vertical farms. For management purposes, the Group operates in one business unit based on its products and has one reportable segment which is offering of farm solutions and selling fresh produce.

Since most of the Group’s revenue was generated from offering of farm solutions as well as selling fresh produce from the CEA vertical farms in Malaysia, no geographical segment information is presented.

Revenue

The Group’s revenue is primarily derived from offering CEA vertical farm solutions and selling fresh produce from CEA vertical farms operated.

(a) Disaggregation of revenue

The Group disaggregates its revenue from contracts by service types, as the Group believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The summary of the Group’s disaggregation of revenue by service types for the period ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30, 2024	For the six months ended June 30, 2025
	MYR	MYR	USD
Offering farm solutions
- from third parties	2,000,000	-	-
- from related parties	1,050,081	-	-
	3,050,081	-	-
Sales of fresh produce
- from third parties	3,730,636	28,632,549	6,538,007
- from related parties	32,842	-	-
	3,763,478	28,632,549	6,538,007

Total revenue	6,813,559	28,632,549	6,538,007

	For the six months ended June 30, 2024	For the six months ended June 30, 2025
	MYR	MYR	USD
Timing of revenue recognition
- Point in time	3,763,559	28,632,549	6,538,007
- Over time	3,050,000	-	-
Revenue from contracts with customers	6,813,559	28,632,549	6,538,007

(b) Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting dates

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Transaction price allocated to partially unsatisfied performance obligations as of period end and expected to be recognized as revenue in:
- 2024H2	350,000	—	—

(c) Revenue from major customers

	For the period ended June 30, 2024		For the period ended June 30, 2025
Offering of farm solutions
Customer A**	15.4%		– *
Customer B	29.4%		– *

Sales of fresh produce
Customer C	53.0%		– *
Customer D	–	*	31.2%
Customer E	–	*	32.9%
Customer F	–	*	27.7%

*	The corresponding revenue did not contribute over 10.0% of the total revenue of the Group in the particular period.

**	Customer A is a related party of the Group.

18. Other income

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Government grants (note (a))	109	-	-
Interest income	(131,364)	4	1
Foreign exchange loss	132,348	141,614	32,336
Reversal of provision	-	870,739	198,826
Other income	-	90,397	20,642
Total other income	1,093	1,102,754	251,805

Note:

(a)	The Group obtained bioagrotech and biopharmaceutical employability grants of MYR 28,000 during the year ended December 31, 2022. Government grant represented conditional cash subsidies received from the local government for the purpose of enhancing the employability of graduates by employing them for internship. There are no unfulfilled conditions or contingencies relating to such government grant income recognized. The government grant is not guaranteed to be available on an ongoing basis.

19. Expenses by nature

	Note	For the period ended June 30, 2024	For the period ended June 30, 2025
		MYR	MYR	USD
Cost of revenue
- Construction cost		1,925,000	–	–
- Consulting fees	(iii)	66,076	–	–
- Vegetable costs		3,367,657	21,705,653	4,956,308
- Planting related costs		–	55,589	12,6936
- Wages and benefits	(i)	40,062	137,579	31,415
		5,398,795	21,898,821	5,000,416

	Note	For the period ended June 30, 2024	For the period ended June 30, 2025
		MYR	MYR	USD
Selling and promotion expenses
- Entertainment expenses		4,054	–	–
- Marketing fees		91,211	20,271	4,629
		95,265	20,271	4,629

General and administrative expenses
- Director fee	(i)	880,000	770,000	175,823
- Professional fees		939,645	1,161,646	265,252
- Wages and benefits	(i)	573,420	754,973	172,392
- Depreciation and amortization	(ii)	277,536	534,878	122,135
- Commission paid		101,417	6,000	1,370
- Office expenses		122,922	306,648	70,021
- Others		6,488	9,242	2,110
		2,901,428	3,543,387	809,103
Total of cost of revenue, selling and promotion, and general and administrative expenses		8,395,488	25,462,479	5,814,148

(i) Staff costs

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Director fee	880,000	770,000	175,823
Salaries and wages	549,675	826,334	188,687
Contributions to social security contribution plan	52,431	65,218	14,892
Welfare expenses	11,376	1,000	228
	1,493,482	1,662,552	379,630

(ii)	Depreciation and amortization

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Property, plant and equipment	44,487	44,630	10,191
Intangible assets	7,659	235,524	53,780
Right-of-use assets	225,390	254,724	58,164
	277,536	534,878	122,135

(iii)	The consulting fees mainly comprise design fees of CEA vertical farms, and consultation service fees on operating and managing the CEA vertical farms.

20. Finance costs

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Bank charges	2,207	4,011	915
Interest on lease liabilities	123,305	120,665	27,553
Interest on redeemable convertible preference shares	622,964	652,240	148,934
Interest on a related party loan (note(a))	13,630	13,630	3,112
Interest on bank borrowing (note 13)	2,148	1,667	381
Total finance costs	764,254	792,213	180,895

Note:

(a)

On May 1, 2023, Agroz Group entered into a borrowing agreement with HWG Cash Berhad (“HWG Cash”), a related party, who is also a minority shareholder of the Group (the “Borrowing Agreement”). Pursuant to the Borrowing Agreement, Agroz Group borrowed MYR 1,363,000 from HWG Cash, at an interest rate of two percent (2.0%) per annum and a maturity of 24 months, or on such other extended date mutually agreed between Agroz Group and the related party. In January 2024, HWG Cash ceased to be a shareholder of Agroz Group. In April 2025, both parties agreed to extend the loan repayment period to June 30, 2026.

21. Related party balances and transactions

(a) The following is a list of related parties which the Group has balances and transactions with:

Name of entity or individual	Relationship
Mr. Gerard Kim Meng Lim (“Gerard Lim”) (b)(ii)(ii)	Chief Executive Officer and controlling shareholder

Ms. Khoo Kwai Fun (“Ms Khoo”) (b)(ii)(vi)	Spouse of the controlling shareholder and became a shareholder of the Company in January 2024

Isa Wellness Marketing (b)(ii)(vii)	An entity controlled by a close family member of the controlling shareholder

Isa Farm Sdn. Bhd.	Under common control of the controlling shareholder

Braiven Co., Ltd. (b)(ii)(iv)	Significantly influenced by key management of the Group*

HWG Cash (b)(ii)(v)	Under common control of Mr. Lim Chun Hoo and ceased to be a shareholder in January 2024

Agroz Ventures Sdn. Bhd. (b)(ii)(i)	Significantly influenced by Agroz Group**

Agroz Vertical Farms Sdn. Bhd. (b)(ii)(iii)	Significantly influenced by Agroz Group**

Agroz Asia Sdn. Bhd.	Under common control of the controlling shareholder

*

Mr. Gerard Kim Meng Lim or key management of the Group holds a voting interest of 10% or more and has the right to participate in the financial and operating policy decisions of the applicable company, but does not have control.

**

Agroz Group’s shareholdings of 19% in each of Agroz Ventures and Agroz Vertical Farms are proxy holdings, with such shares held in trust. While shareholders holding 10% or more of the voting power in an entity are presumed to have a significant influence on the entity under Item 7B of Form 20-F, under International Accounting Standards (“IAS”) 28 and International Financial Reporting Standards (“IFRS”) 9, significant influence requires a holding of 20% or more in voting power. Agroz Group does not possess any Director nomination rights, voting power, or decision-making influence on the Board of Directors of either Agroz Ventures or Agroz Vertical Farms. Although Agroz Group meets the significant influence presumption under Item 7B of Form 20-F, it does not meet the criteria under IAS 28 and IFRS 9 for significant influence. Therefore, Agroz Group does not believe these proxy holdings should be accounted under equity method. These proxy holdings additionally do not meet the criteria of assets under IASB Framework. The Company, through its wholly owned subsidiary, Agroz Group Sdn Bhd, pursuant to agreements with each of these entities, agreed to operate vertical farms based on guidelines and instructions from Agroz Ventures and Agroz Vertical Farms’ management teams, in return for a share of such vertical farms’ revenue. Such revenue is received by Agroz Group in consideration of the services Agroz Group provides and the license it grants to use its technology. Agroz Group does not make management decisions on behalf of Agroz Ventures and Agroz Vertical Farms in the operation of such vertical farms, and in such capacity, Agroz Group exercises no control over Agroz Ventures and Agroz Vertical Farms in accordance to IFRS 10. This is because Agroz Group does not have the power or ability to direct such related parties’ activities, which activities would affect investee’s return. Agroz Group also has no purchase or funding obligations to Agroz Ventures and Agroz Vertical Farms. While IFRS 15 Revenue from Contracts with Customers will be applied for Agroz Group’s performance obligations under such agreements (i.e., operating Agroz Ventures and Agroz Vertical Farms’ vertical farms), the transaction price for Agroz Group’s performance obligations is share of revenue on inhouse produced vegetable sales revenue to other parties except Agroz as management fee. During the six months ended June 30, 2024, the management fee earned on vegetable sales revenue is insignificant. There was no management fee earned for the six months ended June 30, 2025.

(b) Transactions with related parties

(i) Key management personnel compensation

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD

Salaries	1,086,602	970,753	221,663
Contribution to social security contribution plan	14,979	14,979	3,420
	1,101,581	985,732	225,083

(ii)	Other transactions with related parties

	For the period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Farm solution sales to
Agroz Vertical Farms Sdn. Bhd. (iii)	1,050,081	—	—

Fresh vegetable sales to
Isa Wellness Marketing (vii)	32,842	—	—

Purchases of fresh produce from
Agroz Vertical Farms Sdn. Bhd. (iii)	1,939,894	1,873,313	427,756
Agroz Ventures Sdn. Bhd. (i)	160,538	96,636	22,066

Purchase of IT software from
Braiven Co., Ltd. (iv)	5,316,710	235,643	53,807

Expenses paid by the Group on behalf of
Agroz Ventures Sdn. Bhd. (i)	331,504	319,374	72,926
Interest on a loan from
HWG Cash (v)	13,630	13,630	3,112

Expenses paid on behalf of the Group by
Gerard Lim (ii)	240	3,838,681	876,531
Khoo Kwai Fun (vi)	51,533	—	—
Payments to
Gerard Lim (ii)	2,400	50,000	11,417
Khoo Kwai Fun (vi)	53,496	—	—
Braiven Co., Ltd. (iv)	6,055,380	162,010	36,994
Agroz Vertical Farms Sdn. Bhd. (iii)	1,239,021	966,293	220,645
HWG Cash (v)	70,925	—	—
Payments from
Agroz Ventures Sdn. Bhd. (i)	2,430,000	996,700	227,588
ISA Wellness Marketing (vii)	551,351	—	—
Agroz Vertical Farms Sdn. Bhd. (iii)	1,000,000	—	—

Notes:

(i)	During the six months period ended June 30, 2024 and 2025, Agroz Group paid expenses on behalf of Agroz Ventures Sdn. Bhd. amounted to MYR 331,504 and MYR 319,374 (USD 72,926) and received payments amounted to MYR 2,430,000 and MYR 996,700 (USD 227,588) respectively. During the six months period ended June 30, 2024 and 2025, Agroz Group also purchased fresh produce from Agroz Ventures Sdn. Bhd. amounted to MYR 160,538 and MYR 96,636 (USD 22,066) respectively.

(ii)	During the six months period ended June 30, 2024 and 2025, certain operating expenses of Agroz Group amounted to MYR 240 and MYR 3,838,681 (USD 876,531) respectively was paid by Mr. Gerard Lim. Agroz Group has repaid MYR 2,400 and MYR 50,000 (USD 11,417) to Mr. Gerard Lim during the six months period ended June 30, 2024 and 2025 respectively.

(iii)	During the six months period ended June 30, 2024 and 2025, Agroz Group purchased fresh produce from Agroz Vertical Farm Sdn. Bhd. amounted to MYR 1,939,894 and MYR 1,873,313 (USD 427,756) respectively. During the six months period ended June 30, 2024, Agroz Group sold its farm solutions to Agroz Vertical Farm Sdn. Bhd. amounted to MYR 1,050,081 and received payments amounted to MYR 1,000,000. Agroz Group repaid MYR 1,239,021 and 966,293 (USD 220,645) during the six months period ended June 30, 2024 and 2025 respectively.

(iv)	Agroz Group purchased IT software from Braiven Co., Ltd. amounted to MYR 5,316,710 and paid MYR 6,055,380 during the six months period ended June 30, 2024. During the six months period ended June 30, 2025, Agroz Group endured the investment in IT software from Braiven Co., Ltd. amounted to MYR 235,643 (USD 53,807) and paid MYR 162,010 (USD 36,994).

(v)	During the six months period ended June 30, 2024 and 2025, Agroz Group incurred additional interest amounted to MYR 13,630 and MYR 13,630 (USD 3,112) (note 21) respectively to HWG Cash. Agroz Group has repaid MYR 70,925 to HWG Cash during the six months period ended June 30, 2024.

(vi)	During the six months period ended June 30, 2024, Khoo Kwai Fun paid on behalf of Agroz Group on certain expenses amounted to MYR 51,533 and Agroz Group has repaid MYR 53,496 in the same period.

(vii)	During the six months period ended June 30, 2024, Agroz Group sold fresh produce to ISA Wellness Marketing amounted to MYR 32,842 and received payments amounted to MYR 551,351.

(c) Balances with related parties

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Included in trade receivables from related parties, net
Agroz Ventures Sdn. Bhd.	588,000	—	—
Isa Wellness Marketing	32,513	—	—
Agroz Vertical Farm Sdn. Bhd.	99,500	—	—
Total trade receivables from related parties, net	720,013	—	—

Included in amounts due from a related party
Agroz Ventures Sdn. Bhd.	751,695	1,071,069	253,465
Included in prepayments to a related party
Braiven Co., Ltd.	5,517,306	5,751,779	1,361,142

Included in amounts due to related parties
HWG Cash	2,514,691	2,528,321	598,320
Gerard Lim	33,691	3,822,372	904,554
Braiven Co., Ltd.	40,226	113,859	26,944
Khoo Kwai Fun	35,898	35,898	8,495
Agroz Ventures Sdn. Bhd.	274,733	324,669	76,832
Agroz Vertical Farm Sdn. Bhd.	1,102,611	1,909,631	451,909
Total amounts due to related parties	4,001,850	8,734,750	2,067,054

23. Basic and diluted earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, which is calculated as follows:

	For the six months period ended June 30, 2024	For the six months period ended June 30, 2025
	MYR	MYR	USD
Profit for the year	(2,575,121)	2,244,605	512,537
Weighted average number of ordinary shares	20,304,913	20,241,155	20,241,155
Basic earnings per share	0.13	0.11	0.03

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of redeemable convertible preference shares. The potentially dilutive securities that were not included in the calculation of above dilutive net profit per share in the years presented where their inclusion would be anti-diluted include weighted average number of RCPS of 474,614 and 801,501 shares for the period ended June 30, 2024 and 2025.

	For the six months period ended June 30, 2024	For the period ended June 30, 2025
	MYR	MYR	USD
Net earnings allocated to ordinary share	(2,575,121)	2,244,605	512,537
Add: Effect on interest expenses of AI RCPS	—	—	—
Net earnings used in the computation of diluted earnings per share	(2,575,121)	2,244,605	512,537

Weighted average number of ordinary shares	20,304,913	20,241,155	20,241,155
Effect of redeemable convertible preference shares	—	—	—
Weighted average number of ordinary shares in the computation of diluted earnings per share	20,304,913	20,241,155	20,241,155
Diluted earnings per share	0.13	0.11	0.03

24. Commitments and contingencies

(a) Commitments

Capital expenditure contracted for but not provided in the unaudited condensed consolidated financial statements:

	As of December 31, 2024	As of June 30, 2025
	MYR	MYR	USD
Software and AI Platform Development	13,313,961	12,493,108	2,956,459

As of June 30, 2025, the Group has remaining contractual commitment amounted to MYR12,493,108 (USD2,956,459) (December 31, 2024: MYR13,313,961), mainly arising from certain purchase contracts of IT software such as E-commerce website design, Internet of Things (IoT) management platform, system integration platform and Enterprise Resource Planning (ERP) system signed with suppliers. Significant increase in capital commitment was due to the developments of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems that would enable autonomous and robotic decision making. Significant increase in capital commitment was due to the developments of comprehensive Robotics AI Platform designed to facilitate the creation, deployment, and management of intelligent robotic systems that would enable autonomous and robotic decision making. The majority of this contractual commitment is due within five years and upon the project progress. Other than as shown above, the Group did not have any significant capital and other commitments, long- term obligations or guarantees as of December 31, 2024 and June 30, 2025.

(b) Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and June 30, 2025, and through the issuance date of these unaudited condensed consolidated financial statements.

25. Event after reporting period

Subsequent to the end of the reporting period, on 31 December 2025, the company received a formal notice from the Company’s IPO financial advisor, on an outstanding payable amount by the company to the financial advisor of an amount of US$924k, which had not been settled since the date of listing of the Company on Oct 1, 2025. Such amount had not been reflected in the financial statements of the Company for the period ended 30 June 2025 as the IPO was only successful on October 1, 2025. The Management is currently seeking legal advise and recourse on the amount being demanded.